Exhibit 99.1


                             [PUBLICIS GROUPE LOGO]


                                 PRESS RELEASE

                                                             Paris, May 16, 2005

                           PUBLICIS GROUPE - JCDECAUX
                                 Talks underway


Media & Regies Europe and Metrobus, subsidiaries of Publicis Groupe, and JCDecaux, a longstanding partner in outdoor advertising, announce that they are holding discussions with a view to reorganizing their portfolios of equity interests.

In accordance with legal requirements, the work councils of Metrobus and Medias & Regies Europe and the work council of JCDecaux have received notification of meetings to be held on May 25 for the purpose of reporting to each of them on progress in the discussions underway on a project concerning Medias & Regies Europe's subsidiary Metrobus and JCDecaux, on the one hand, and Medias & Regies Europe and JCDecaux on the other.


Specifically this would involve the following:

In France

o The sale to JCDecaux of the 50% interest held by Medias & Regies Europe in SOPACT (Societe de Publicite des Abribus et Cabines Telephoniques), the company that manages the advertising contract for bus shelters in Paris.

o The acquisition by JCDecaux of a 33% interest in Metrobus, the company that manages advertising space in the metro, RER suburban rail system and buses for the RATP, (Paris urban transport), as well as advertising space in the Marseille metro and bus networks in some 60 other French towns. Building on the recognized expertise of Metrobus this acquisition will strengthen the transport advertising business in subways, buses and railway stations and provide opportunities for international growth.

In the Netherlands

o The sale to JCDecaux of the 50% interest held by Medias & Regies Europe both in JCDecaux Nederland BV and VKM, these companies that manage street furniture contracts for the main Dutch cities.

Following these transactions, JCDecaux would be the sole owner of both SOPACT and JCDecaux Nederland BV and VKM.

The proposed reorganization of the ownership of the three companies should not, if realized, have any impact on operations or employment.


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                             [PUBLICIS GROUPE LOGO]


PUBLICIS GROUPE  (Euronext  Paris:  FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 109 countries on five continents.

Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations and events, corporate and financial communications, multicultural communications, healthcare communications.

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